Christopher Tulin

Professional Experience

Chief Financial Officer (CFO), Strategic Finance
Stratton & Ivy
2025–Present
- Oversees financial planning, budgeting, pricing analysis, capital deployment, and investor-facing financial materials for luxury menswear and accessories venture
- Supports profitability modeling across wholesale and direct-to-consumer channels
- Assists with operating forecasts, margin analysis, and fundraising preparation

Manager, Compensation
FTI Consulting
Washington, D.C.
2024–Present
- Supports compensation strategy and financial analysis across Forensic & Litigation Consulting, Strategic Communications, and Economics practices
- Develops financial models and compensation frameworks supporting organizational planning

US Reward Partner
AstraZeneca
Boston, Massachusetts
2022–2024
- Supported U.S. compensation strategy, financial planning, and organizational reward programs

Senior Compensation Analyst / Compensation Analyst
Alexion Pharmaceuticals
Boston, Massachusetts
2019–2022
- Developed and presented financial models related to organizational compensation spend during acquisition activity
- Managed annual compensation-cycle analytics, pay-range updates, and survey benchmarking
- Built enterprise-wide compensation models integrating internal and external market data

Analyst, Financial Analysis and Valuation
PennyMac Loan Services
Westlake Village, California
2017–2019
- Supported valuation analysis, financial review, and corporate analytical work

Education

Pepperdine University
Bachelor of Science in Finance, *Magna Cum Laude*
2017